

12062753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2011 AND ENDING JUNE 30, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

CLEARVIEW TRADING ADVISORS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

114 WEST 47th STREET - Suite 1712

NEW YORK,	**NEW YORK**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON **(603) 379 - 2478**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, *GREGG ETTIN*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CLEARVIEW TRADING ADVISORS, INC..*, *as of JUNE 30, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature] Signature

CEO

Title

MARIO BERMUDEZ
Notary Public, State of New York
No. 01BE6195793
Qualified in New York County
Commission Expires Nov. 03, 2012

X [signature] 6/6/12
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Clearview Trading Advisors, Inc
114 West 47th Street, Suite 1712
New York, NY 10036

Gentlemen:

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2012. in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 23, 2012

CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS	
Cash and cash equivalents	$ 141,811
Commissions receivable	171,594
Clearing deposit	1,000,000
Furniture, fixtures and equipment - net of accumulated depreciation of $38,567 (Notes 2(d) and 5)	42,237
Other assets	11,589
Total assets	$ 1,367,231
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Salaries payable	$ 91,035
Accounts payable and accrued expenses	90,687
Due to shareholder (Note 6)	50,000
Deferred rent liability	10,399
Total liabilities	242,121
Commitments and Contingencies (Notes 4 and 7)	
Stockholder's Equity (Note 8)	
Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	1,190,754
Retained earnings	(78,144)
Total stockholder's equity	1,125,110
Total liabilities and stockholder's equity	$ 1,367,231

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Note 1- Nature of Business

Clearview Trading Advisors, Inc. (The "Company") was incorporated in the state of New York on October 17, 2006 to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Fair Value Measurements***
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

c) ***Cash and Cash Equivalents*** **(continued)**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Subsequent events***
The Company has evaluated events and transactions that occurred between June 30, 2011 and August 23, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Income Taxes

At June 30, 2012, the Company had a net operating loss of approximately $38,000 for income tax purposes. This carryforward will expire in 2029-2030. A valuation allowance of $12,900 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 4- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring November 30, 2014. Future approximate minimum annual rental expense for the fiscal year ended June 30, is:

Commitments and Contingencies(*continued*)

Future approximate minimum annual rental expense for the fiscal year ended June 30, is:

2013	$253,872
2014	$253,872
2015	$105,780

The Company has established a letter of credit that expires May 31, 2015, in the amount of $250,000. As of June 30, 2012, none of this amount has been drawn upon by the Company.

Note 5- Furniture, Fixtures and Equipment

Major classifications of fixed assets, as of June 30, 2012, are summarized as follows:

Furniture and fixtures	$23,582
Computers	57,222
	80,804
Less: Accumulated depreciation	(38,567)
	$42,237

Note 6- Related Party

The Company introduced to another broker/dealer an affiliated company with common ownership. The Company received approximately $9,500 in revenue from the other broker/dealer on the business they generated from the affiliated company and paid approximately $4,000 of expenses for the affiliated company.

The Shareholder lent the Company $50,000. The loan is non-interest bearing and has no maturity. The repayment will be at the discretion of the Shareholder.

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss. A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2012, the Company had net capital of $1,056,296, which was $956,296 in excess of its required net capital of $100,000. The Company's net capital ratio was 18.19%.

A copy of the Firm's statement of Financial Condition as of June 30, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.